   As filed with the Securities and Exchange Commission on December 9, 1996
                                                         Registration No. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                             ---------------------
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                             ---------------------
                                   IBAH, INC.
               (Exact name of registrant as specified in charter)

          Delaware                                        52-1670189
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

                              Four Valley Square
                            512 Township Line Road
                             Blue Bell, PA  19422
                                (215) 283-0770
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            -----------------------
                              GERALDINE A. HENWOOD
                            Chief Executive Officer
                                   IBAH, Inc.
                               Four Valley Square
                             512 Township Line Road
                              Blue Bell, PA  19422
                                 (215) 283-0770
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            -----------------------
                                   Copies to:

        THOMAS J. SHARBAUGH                            JANE HOLLINGSWORTH
    Morgan, Lewis & Bockius LLP                         General Counsel
       2000 One Logan Square                               IBAH, Inc.
    Philadelphia, PA  19103-6993                       Four Valley Square
          (215) 863-5000                             512 Township Line Road
                                                      Blue Bell, PA  19422
                                                         (215) 283-0770


     Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ________
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] ________
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                             ----------------------
                        CALCULATION OF REGISTRATION FEE

============================================================================================================
                                     Amount        Proposed maximum     Proposed maximum       Amount of
    Title of each class of           to be          offering price          aggregate        registration
 securities to be registered       registered          per unit          offering price           fee
------------------------------------------------------------------------------------------------------------
Common Stock, $.01 par value    3,059,071 shares       $6.375(1)        $19,501,577.00(1)     $6,725.00(2)
============================================================================================================

(1) Based on the average of the reported high and low sales prices of the Common Stock reported on the Nasdaq National Market of The Nasdaq Stock Market, Inc. on December 5, 1996, estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).
(2) The registration fee represents one twenty-ninth of one percent of the proposed maximum aggregate offering price.

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

PROSPECTUS

                               3,059,071 Shares

                                  IBAH, Inc.

                                 Common Stock

                              ------------------

     The shares offered hereby (the "Shares") consist of 3,059,071 shares of common stock, $.01 par value per share (the "Common Stock"), of IBAH, Inc., a Delaware corporation ("IBAH" or the "Company"), which are owned by the selling stockholders listed herein under "Selling Stockholders" (collectively, the "Selling Stockholders"). The Shares may be offered from time to time by the Selling Stockholders. All expenses of registration incurred in connection herewith are being borne by the Company, but all selling and other expenses incurred by a Selling Stockholder will be borne by that Selling Stockholder. The Company will not receive any of the proceeds from the sale of the Shares by the Selling Stockholders.

     The Selling Stockholders have not advised the Company of any specific plans for the distribution of the Shares covered by this Prospectus, but it is anticipated that the Shares will be sold from time to time primarily in transactions (which may include block transactions) on the Nasdaq National Market of The Nasdaq Stock Market, Inc. (the "Nasdaq National Market") at the market price then prevailing, although sales may also be made in negotiated transactions or otherwise. The Selling Stockholders may effect such transactions by selling the Shares to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or the purchasers of the Shares from whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). The Selling Stockholders and the brokers and dealers through whom sale of the Shares may be made may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended (the "Securities Act"), and their commissions or discounts and other compensation may be regarded as underwriters' compensation. See "Plan of Distribution."

     The Company's Common Stock is traded on the Nasdaq National Market under the symbol "IBAH." On December 5, 1996, the last reported closing price of the Common Stock was $6.375 per share.

                              ------------------

    FOR A DISCUSSION OF CERTAIN RISK FACTORS WHICH SHOULD BE CONSIDERED BY
         POTENTIAL INVESTORS, SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                              ------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                              ------------------


            The date of this Prospectus is _________________, 1996.

                             AVAILABLE INFORMATION

     The Company is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities of the Commission, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048; and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Commission by mail at prescribed rates. Requests should be directed to the Commission's Public Reference Branch, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Such material also may be accessed electronically by means of the Commission's home page on the Internet (http://www.sec.gov). In addition, such reports, proxy statements and other information concerning the Company can be inspected at the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This Prospectus constitutes a part of a Registration Statement on Form S-3 (herein, together with all exhibits thereto, referred to as the "Registration Statement") filed by the Company with the Commission under the Securities Act, with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Company and the securities offered hereby. Copies of the Registration Statement and the exhibits thereto are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the public reference facilities of the Commission described above. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.


                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents or portions of documents filed by the Company (File No. 0-19892) with the Commission are incorporated by reference into this
Prospectus:

     (a)    Annual Report on Form 10-K for the year ended December 31, 1995.

     (b) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996.

     (c)    Current Report on Form 8-K/A-1 dated October 1, 1996.

     (d) The description of the Company's Common Stock which is contained in the Company's Registration Statement on Form 8-A filed under the Exchange Act, including any amendment or reports filed for the purpose of updating such description.

     All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities offered hereby have been sold or which deregisters all securities remaining unsold, shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of the filing of such reports or documents. Any statement contained in a document, all or a portion of which is incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained or incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered a copy of any or all of such documents which are incorporated herein by reference (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or oral requests for copies should be directed to Leonard F. Stigliano, Chief Financial Officer, IBAH, Inc., Four Valley Square, 512 Township Line Road, Blue Bell, PA 19422, (215) 283-0770.


                                  THE COMPANY

     The Company is a worldwide leader in providing comprehensive clinical research and development services to complement the research and development activities of client companies in the pharmaceutical, biotechnology, medical device and diagnostics industries. All of the Company's services are designed to help client companies accelerate products from discovery through development and commercialization more efficiently and cost-effectively. The Company provides its array of services through three primary operating divisions, Bio-Pharm Clinical Services Division, with operations in the United States, Europe and Australia, and Bio-Pharm Pharmaceutics Services Division and Resource Biometrics Division with operations in the United States.

     Bio-Pharm Clinical Services Division ("Clinical Services"), the core business of the Company, is a full- service international clinical research organization ("CRO") that began operations in 1985. This division's primary services are designing pharmaceutical product development programs, managing pre-clinical studies, designing and conducting clinical trials, clinical data management and biostatistical analysis, writing reports of study findings, health economics analysis and preparing regulatory dossier filings for market approval of client products. The division has a worldwide staff of approximately 610 employees with operations in the United States, Australia, Belgium, Canada, the Czech Republic, Denmark, Finland, France, Germany, the Netherlands, Spain, Switzerland and the United Kingdom. This division also operates an office in Russia through a joint venture with a Russian company.

     Bio-Pharm Pharmaceutics Services Division ("Pharmaceutics Services") provides traditional product formulation services, process development, manufacture of clinical supplies and placebos, pilot plant manufacturing and clinical trials supplies packaging, offering clients the opportunity to avoid disruption in large-scale manufacturing by outsourcing relatively small-scale manufacturing of clinical supplies. This division's services also include analytical testing, shelf life stability, process validation and analysis of other chemical and physical properties required in filing for marketing approval of drugs. The division has approximately 50 employees. Pharmaceutics Services commenced business in October 1993 and operates from a 20,000 square foot "Good Manufacturing Practice" ("GMP") manufacturing facility with full pilot plant capabilities located in suburban Philadelphia.

     On April 19, 1996, the Company completed a public offering of 3,000,000 shares of Common Stock in which the Company raised approximately $18 million in net proceeds. The shares were sold to selected institutional investors.

     Resource Biometrics, Inc. ("RBI") was acquired by the Company on July 18, 1996 (the "RBI Transaction"). RBI provides software products and data services to the pharmaceutical, biotechnology and medical device industries. RBI's software tools are used to increase the efficiency of data cleanup, database consolidation, data analysis and reporting. RBI has a staff of 25 employees and operates from an office in San Francisco, California.

     HGB, Inc. ("HGB"), which did business as "The Hardardt Group," was acquired by the Company on October 1, 1996 (the "Hardardt Transaction"). HGB, which now operates as a part of the Bio-Pharm Clinical Services Division, specialized in clinical trial management of drug development trials for the pharmaceutical, biotechnology, medical device and diagnostics industries.

     The mailing address of the Company's principal executive office is Four Valley Square, 512 Township Line Road, Blue Bell, Pennsylvania 19422, and its telephone number is (215) 283-0770.

                                  RISK FACTORS

     In addition to the other information appearing elsewhere or incorporated by reference in this Prospectus, prospective investors should consider the following factors in evaluating the Company and its business before purchasing any of the Common Stock offered hereby.

     Loss of Clinical Research Contracts. The Company's clients generally have the right to terminate a clinical research contract, potentially causing periods of excess capacity and reductions in service revenues and net income. Contracts may be terminated for various reasons, including unexpected or undesired results, inadequate patient enrollment or investigator recruitment, production problems resulting in shortages of the drug being studied, adverse patient reactions to the drug, or the client's decision to de-emphasize a particular trial. In most instances, if a contract is terminated, the Company is entitled to receive revenues earned to date plus a termination fee. Generally, the termination of any one contract would not have a material adverse impact on the Company, although such a termination may cause unusual variability in the Company's financial results which may, in turn, result in a decline in the market price for the Company's Common Stock. In addition, the loss of a large contract or the simultaneous loss of multiple contracts could have a material adverse impact on the Company's profitability and/or stock price because of possible unplanned periods of excess capacity which could adversely affect the Company's backlog or future revenues.

     Dependence on Certain Industries and Clients. The Company provides services primarily to the pharmaceutical and biotechnology industries. Accordingly, the Company's revenues are substantially dependent on these industries' expenditures on research and development. Although these expenditures are large, the number of potential CRO clients is relatively limited, and it is not uncommon for a CRO to derive over 10% of its revenues from a single company. Five of the Company's clients accounted for 10% or more of its revenues in 1993, 1994 and 1995. In 1995, two clients accounted for 10.2% and 14.9%, respectively; in 1994, three clients accounted for 10.4%, 13.1% and 14.7%, respectively; and in 1993, four clients accounted for 12.4%, 14.9%, 16.5% and 17.7%, respectively. Additionally, the Company's operations could be materially and adversely affected by, among other factors, any economic downturn in the pharmaceutical or biotechnology industries, the current trend toward consolidation in these industries, a decrease in clients' research and development expenditures or a change in the governmental regulations pursuant to which these industries operate. Furthermore, management believes that the Company has benefitted to date from the increasing tendency of pharmaceutical and biotechnology companies to outsource the performance and analysis of large clinical research projects to independent parties. Should this tendency be reduced or halted entirely, the Company's operations would be materially and adversely affected.

     Fluctuations in Operating Results; Possible Volatility of Stock Price. The Company's operating results can fluctuate as a result of factors such as the timing of start-up expenses for new offices, acquisitions, delays experienced in commencement or completion of clinical trials, termination of clinical trials, mix of services and foreign exchange rate fluctuations. Because a high percentage of the Company's operating costs are relatively fixed while revenue recognition is subject to fluctuations, minor variations in the timing of contracts or the progress of clinical trials may cause significant variations in operating results. Therefore, quarterly comparisons of the Company's financial results should not be relied upon as an indication of future performance. In addition, the market price of the Company's Common Stock could be subject to wide fluctuations in response to variations in operating results from quarter to quarter, changes in earnings estimates by analysts and market conditions in the industry and general economic conditions. Furthermore, the stock market has experienced significant price and volume fluctuations unrelated to the operating performance of particular companies. These market fluctuations may have an adverse effect on the market price of the Company's Common Stock.

     Heightened Competition. There has been a substantial increase in the number and size of CROs over the past decade. The Company's business is highly competitive and some of its competitors are larger and have substantially greater capital, technical and other resources than the Company. Because the Company offers services of a broad, full service nature (including clinical program management, data management, analyses and reporting, regulatory filings, consulting and pharmaceutical services), it may not always be price competitive with smaller CROs that may have lower overhead costs. The Company primarily competes against in-house research departments of pharmaceutical companies, universities and teaching hospitals, and full-service CROs. As a result of competitive pressures, the industry is consolidating. This trend is likely to produce increased competition among the larger CROs for both clients and acquisition candidates. In addition, the CRO industry has attracted the attention of the investment community which could lead to increased competition by increasing the availability of financial resources for CROs. Increased competition may lead to price and other forms of competition that may adversely affect the Company's profitability.

     Management of Business Expansion. Since its inception, the Company's business and operations have experienced substantial growth, including investing in the creation of offices in Europe and Australia. The Company believes that international expansion places a strain on operational, human and financial resources. In order to manage this growth, the Company must continue to improve its operating, administrative and information systems, accurately predict its future personnel and resource needs to meet client contract commitments, track the progress of ongoing client projects and attract and retain qualified personnel. Other than risks associated with expansion generally, foreign expansion also may subject the Company to additional risks of assimilating differences in foreign business practices, hiring and retaining qualified personnel, overcoming language barriers, limitations on asset transfers, changes in foreign regulations and political turmoil.

     Adverse Effect of Exchange Rate Fluctuations. Approximately 9%, 26% and 38% of the Company's net revenues for fiscal 1993, 1994 and 1995, respectively, were derived from the Company's operations outside of North America. Because the revenues and expenses of the Company's foreign operations are generally denominated in local currencies, exchange rate fluctuations between local currencies and the United States dollar will subject the Company to currency translation risk with respect to the results of its foreign operations. In cases where the Company contracts for a multi-country trial and a significant portion of the contract expenses are in a different currency than the contract currency, the Company seeks to contractually shift to its client the effect of fluctuations in the relative values of the contract currency and the currency in which the expenses are incurred.

     Dependence Upon and Retention of Certain Personnel. The Company relies on a number of key executives, including Geraldine A. Henwood, its Chief Executive Officer, upon whom the Company carries a key person life insurance policy. The Company does not have an employment agreement with Ms. Henwood. In addition, the Company must maintain a scientific staff with technical and professional qualifications appropriate to the services offered. The Company has sought to recruit and retain physicians and Ph.D.s from academia and the pharmaceutical industry. These individuals are generally highly skilled and highly compensated. The Company believes that the loss of any of its key executives and/or key scientific staff could have a material adverse effect on its business.

     Potential Liability. Clinical trials involve a significant risk of liability for personal injury, illness or death to patients from adverse reactions to study drugs. Many patients in clinical trials are seriously ill and are at a great risk of further illness or death as a result of factors other than the participation in the clinical trial. Because of the cost, the Company has only a limited amount of insurance to cover such potential liabilities and relies on indemnity agreements in addition to insurance. However, these indemnities generally do not protect the Company against certain of its own actions such as those involving negligence or misconduct. Moreover, these indemnities are contractual arrangements that are subject to negotiation with individual clients and investigators, and the terms and scope of such indemnities vary among clients, investigators and trials. The Company sometimes indemnifies and holds harmless its clients and investigators against liabilities incurred by such parties due to the actions or inactions of the Company. Finally, because the financial performance of these indemnities generally is not secured, the Company bears the risk that an indemnifying party may not have the financial ability to fulfill its indemnification obligations. The Company could be materially and adversely affected if it were required to pay damages or incur defense costs in connection with a claim that is outside the scope of an indemnity in its favor or where such an indemnity, although applicable, is not performed in accordance with its terms.

     Acquisition Risks. The Company has reviewed and is continuing to review various acquisition candidates and has on-going discussions in the ordinary course of business concerning possible acquisitions, both in the United States and Europe. There can be no assurance, however, that such discussions will lead to additional acquisitions or to an actual transaction. In July 1996, the Company acquired RBI, a software products and data services company located in San Francisco, California. In October 1996, the Company acquired HGB, a CRO specializing in clinical trial management of drug development trials. Acquisitions involve numerous risks, including difficulties in the assimilation of the service, products and operations of the acquired companies, expenses incurred in connection with the acquisition and subsequent assimilation of operations, products and services, diversion of management's attention from other business concerns, and the potential loss of key employees or clients of the acquired company. Acquisitions of foreign companies also may involve the additional risks of assimilating differences in foreign business practices and overcoming language barriers. There can be no assurance that the Company will have available capital to finance any such acquisitions, will not be subject to competition with respect to acquiring target businesses and that the RBI and HGB acquisitions or any future acquisitions will be successfully integrated into the Company's operations. Such future acquisitions, if any, could be financed through future equity issuances, among other methods, which would result in dilution to existing stockholders.

     Impact of Government Regulation; Compliance with Regulatory Standards. The Company's business has resulted from the extensive regulatory framework imposed by various governments on the approval process for new drugs, biologicals, medical devices and diagnostics. In the United States, the historical trend has been in the direction of increased regulation by the United States Food and Drug Administration (the "FDA") and other governmental agencies. In the European Community (the "EC"), the general trend has been toward coordination of common standards for clinical testing of new drugs, leading to changes in the various requirements imposed by each country. Generally, the level of regulation in the EC and other foreign jurisdictions is somewhat less comprehensive and burdensome than regulation in the United States, but there are differences, and in some respects foreign regulation may be more burdensome than FDA requirements. Changes in regulation, including, without limitation, a relaxation in regulatory requirements or the introduction of simplified drug approval procedures, could materially and adversely affect the demand for the services offered by the Company. Failure to comply with applicable regulations could result in the termination of ongoing research or the disqualifications of data, either of which could have a material and adverse effect on the Company, including, without limitation, damage to the Company's reputation in the CRO industry.

     Uncertainty in Health Care Industry and Proposed Health Care Reform. The health care industry is subject to changing political, economic and regulatory influences that may affect the pharmaceutical and biotechnology industries. In the last few years, several comprehensive health care reform proposals were introduced in the United States Congress. The intent of the proposals was, generally, to expand health care coverage for the uninsured and reduce growth of total health care expenditures. Recently, one of these proposals was enacted into law and additional health care reform proposals may continue to be considered by the Congress. Implementation of government health care reform may adversely affect research and development expenditures by pharmaceutical and biotechnology companies which could decrease the business opportunities available to the Company. Management is unable to predict the likelihood of such or similar legislation being enacted into law or the effects such legislation would have on the Company.

     Shares Eligible for Future Sale. As of November 15, 1996, there were approximately 7,400,000 shares of Common Stock outstanding which constituted "restricted securities," as that term is defined under Rule 144 promulgated under the Securities Act, substantially all of which may be sold at any time, subject to the restrictions of Rule 144. In addition, as of November 15, 1996, there were outstanding options to purchase 3,104,682 shares of Common Stock, of which options to purchase 2,127,252 shares were currently exercisable. An additional 662,324 shares were reserved for issuance under the Company's stock option plans. All of the shares underlying options under such plans are covered by effective registration statements. An additional 3,723,152 shares were reserved for issuance upon the exercise of outstanding warrants, of which 3,683,152 shares have been or will be registered for resale. An additional 2,248,995 shares were reserved for issuance upon the conversion of outstanding shares of preferred stock, which shares have been registered for resale. Possible or actual sales made under Rule 144, or pursuant to registration or other exemptions from registration under the Securities Act, of the aforementioned shares of Common Stock may have an adverse effect upon the market price of the Common Stock.

     Risk of Hazardous Material Contamination. The Company's development activities relating to the provision of services to its clients has involved and may involve in the future the controlled use of hazardous materials. Although the Company believes that its safety procedures for handling the disposal of such materials comply with the standards prescribed by state and federal laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for damages that result, and any such liability could exceed its resources.

     Anti-Takeover Measures. The Company is subject to Section 203 of the Delaware General Corporation Law which contains certain anti-takeover provisions which prohibit a "business combination" between a corporation and an "interested stockholder" within three years of the stockholder becoming an "interested stockholder." The business combination provisions of Section 203 of the Delaware General Corporation Law may have the effect of deterring merger proposals, tender offers or other attempts to effect changes in control of the Company that are not negotiated and approved by the Board of Directors. Additionally, the Board of Directors has the ability to establish by resolution one or more series of preferred stock having such number of shares, designation, preferences, voting rights, limitations and other rights as the Board of Directors may fix, without any further stockholder approval. The rights granted to holders of an additional class or series of preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company which may be at a premium above the prevailing market price. Furthermore, the Company amended its Certificate of Incorporation, as amended (the "Certificate of Incorporation"), to include a provision establishing a classified board of directors as permitted under the Delaware General Corporation Law. The Board of Directors is divided into three classes of directors, each class of which ultimately serves three-year staggered terms. This may make it more difficult to effect a change in control of the Company's Board of Directors, and therefore may have an anti-takeover effect.

     Concentration of Ownership in Certain Officers, Directors and
Affiliated Entities. As of November 15, 1996, the Company's executive officers, directors and their affiliates beneficially owned approximately 50% of the outstanding shares of Common Stock. As a result, such persons have substantial ability to influence the election of the Company's directors and the outcome of corporate actions requiring stockholder approval. This concentration of ownership may have the effect of delaying or preventing a change in control of the Company.

     Absence of Dividends. No cash dividends have been paid on the Company's Common Stock. The Company has no present plans to pay cash dividends to its stockholders and, for the foreseeable future, intends to retain all of its earnings for use in its business. The declaration of any future dividends by the Company is within the discretion of its Board of Directors and will be dependent on the earnings, financial condition and capital requirements of the Company, as well as any other factors deemed relevant by its Board of Directors.


                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

                              SELLING STOCKHOLDERS

     The table below sets forth certain information regarding ownership of the Company's Common Stock by the Selling Stockholders on November 15, 1996 and the number of Shares to be sold by them under this Prospectus. The Shares include 339,092 shares of Common Stock which were acquired by certain Selling Stockholders in connection with the RBI Transaction and 2,719,999 shares of Common Stock which were acquired by certain Selling Stockholders in connection with the Hardardt Transaction.

     In recognition of the fact that investors may wish to be legally permitted to sell their Shares when they deem appropriate, the Company has filed with the Commission, under the Securities Act, a Registration Statement, of which this Prospectus forms a part, with respect to the resale of the Shares from time to time on the Nasdaq National Market or in privately-negotiated transactions and intends to prepare and file such amendments and supplements to the Registration Statement as may be necessary to keep the Registration Statement effective until the earlier of the sale of all the Shares offered by the Selling Stockholders and October 1, 1999.


             Name of                          Shares Owned            Shares Being        Shares Owned
       Selling Stockholder                  Prior to Offering           Offered          After Offering
---------------------------------         ------------------------    ------------   ----------------------

                                          Number of                                  Number of
                                           Shares       Percent(1)                    Shares        Percent
                                          ---------     ----------                   ---------      -------

Judith Hardardt (2)                       2,036,182          9.5%        2,036,182        --            --

Sherrin Baky (3)                            678,727          3.2%          678,727        --            --

John Brega (4)                              169,279            *           169,279        --            --

Michael Chinn                                19,762            *            19,762        --            --

Linda Collins                                19,523            *            19,523        --            --

Jason Yang                                   12,279            *            12,279        --            --

Raymond Kumli                                12,056            *            12,056        --            --

Debra Gilmore                                10,949            *            10,949        --            --

Ronald Williams                               9,579            *             9,579        --            --

Scott Wheeler                                 9,348            *             9,348        --            --

G. Peter Shabe                                8,627            *             8,627        --            --

Raj Chabra                                    8,232            *             8,232        --            --

Wayne Lanier                                  6,948            *             6,948        --            --

Ellen Krantz                                  4,824            *             4,824        --            --

Alfred Hurwitz                                4,614            *             4,614        --            --

Peter Bick                                    3,755            *             3,755        --            --

Vicki Chabra                                  2,883            *             2,883        --            --

Nitin Kumar                                   2,883            *             2,883        --            --

Steven Wilson                                 2,686            *             2,686        --            --

Suzanne Saucy                                 2,593            *             2,593        --            --

             Name of                          Shares Owned            Shares Being        Shares Owned
       Selling Stockholder                  Prior to Offering           Offered          After Offering
---------------------------------         ------------------------    ------------   ----------------------

                                          Number of                                  Number of
                                           Shares       Percent(1)                    Shares        Percent
                                          ---------     ----------                   ---------      -------

Tahir Fatehi                                  2,307            *             2,307          --          --

Joyce Kennard                                 2,307            *             2,307          --          --

Robert Kennard                                2,307            *             2,307          --          --

Vimal Kumar                                   2,307            *             2,307          --          --

Tara Kumar                                    2,307            *             2,307          --          --

Cesar Mayo                                    2,307            *             2,307          --          --

Robert Shapiro                                2,307            *             2,307          --          --

David Pfennig                                 2,121            *             2,121          --          --

Carol Rockwell                                2,121            *             2,121          --          --

Veena Kumar                                   1,730            *             1,730          --          --

Tonya Patterson                               1,467            *             1,467          --          --

Christine Wilhite                             1,295            *             1,295          --          --

Terry Lee                                     1,162            *             1,162          --          --

Scott Farmer                                  1,124            *             1,124          --          --

Noreen Layden                                   895            *               895          --          --

Gary Freeman                                    848            *               848          --          --

Ajit De Silva                                   685            *               685          --          --

Brit Harvey                                     630            *               630          --          --

Daniel Patterson                                533            *               533          --          --

Michael Mittelbuscher                           514            *               514          --          --

Sidonia Ford                                    438            *               438          --          --

Paula Morgan                                    400            *               400          --          --

Sandra Brown                                    323            *               323          --          --

Rita Bererra                                    285            *               285          --          --

Ruben Tapia                                     190            *               190          --          --

Priscilla Read                                  185            *               185          --          --

Neil Ginsberg                                   152            *               152          --          --

Maria Shabe                                      95            *                95          --          --

---------------------

  *       Less than one percent.

(1)    Based on shares of Common Stock outstanding as of November 15, 1996.
(2) Ms. Hardardt has been an executive vice president and a director of the Company since October 1, 1996.
(3) Ms. Baky has been an executive vice president of the Company since October 1, 1996.
(4) Mr. Brega has been the president of Resource Biometrics Division since July 18, 1996.

                              PLAN OF DISTRIBUTION

          The Shares offered hereby by the Selling Stockholders may be sold from time to time by the Selling Stockholders, or by pledgees, donees, transferees or other successors in interest. Such sales may be made on one or more exchanges or in the over-the-counter market (including the Nasdaq National Market), or otherwise at prices and at terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which the broker-dealer so engaged will attempt to sell the Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;
     (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between the Selling Stockholders and purchasers without a broker-dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act might be sold under Rule 144 rather than pursuant to this Prospectus.

          Upon the Company being notified by any Selling Stockholder that a material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplemented Prospectus will be filed, if required, pursuant to Rule 424(c) under the Securities Act, disclosing (a) the name of each such broker-dealer, (b) the number of shares involved, (c) the price at which such shares were sold, (d) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (e) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this Prospectus, as supplemented, and
     (f) other facts material to the transaction.

          The Company is bearing all costs relating to the registration of the Shares (including certain fees and expenses, if any, of counsel or other advisers to the Selling Stockholders). Any commissions, discounts or other fees payable to broker-dealers in connection with any sale of the Shares will be borne by the Selling Stockholders selling such Shares.

          The Company has agreed to indemnify certain Selling Stockholders, Judith Hardardt and Sherrin Baky, in certain circumstances against certain liabilities, including liabilities arising under the Securities Act. Such Selling Stockholders have agreed to indemnify the Company and its directors and officers against certain liabilities, including liabilities arising under the Securities Act.


                                 LEGAL MATTERS

          The validity of the shares of Common Stock offered hereby will be passed upon for the Company by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania.


                                    EXPERTS

          The financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 1995 incorporated by reference in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

===============================================================================


          No dealer, sales representative or any other person has been authorized to give any information or make any representations not contained in this Prospectus in connection with the offer covered by this Prospectus. If given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Stockholders. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of these securities in any jurisdiction where, or to any person whom, it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any offer or sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that information contained herein is correct as of any time subsequent to the date hereof.




                     -----------------------------------




                               TABLE OF CONTENTS

                                                                      Page
                                                                      ----
Available Information.................................................  2
Incorporation of Certain Documents
    by Reference......................................................  2
The Company...........................................................  3
Risk Factors..........................................................  4
Use of Proceeds.......................................................  7
Selling Stockholders..................................................  8
Plan of Distribution.................................................. 11
Legal Matters......................................................... 11
Experts............................................................... 11



===============================================================================

===============================================================================



                               3,059,071 Shares


                                  IBAH, Inc.




                                 Common Stock



                                  ----------
                                  PROSPECTUS
                                  ----------






                                        ,1996





================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

          The following table sets forth the estimated costs and expenses of the sale and distribution of the securities being registered, all of which are being borne by the Company.


Registration fee................................................. $ 6,725.00
Legal fees and expenses..........................................  10,000.00
EDGAR filing expenses............................................   5,000.00
Miscellaneous....................................................  10,000.00
                                                                  ----------
Total............................................................ $31,725.00
                                                                  ==========

Item 15.  Indemnification of Directors and Officers

          A. Section 145 of the Delaware General Corporation Law ("Section 145") permits indemnification of directors, officers, agents and controlling persons of a corporation under certain conditions and subject to certain limitations.
Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director, officer or agent of the corporation or another enterprise if serving at the request of the corporation. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner the person reasonably believed to be in or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification may be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court of chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys' fees) actually or reasonably incurred by such person in connection therewith.

          B. As permitted by the Delaware General Corporation Law, the Company has included a provision in its Certificate of Incorporation, as amended, that, subject to certain limitations, eliminates the ability of the Company and its stockholders to recover monetary damages from a director of the Company for breach of fiduciary duty as a director. Article VI of the Company's By-laws provides for indemnification of the Company's directors and officers in certain circumstances to the fullest extent authorized by the Delaware General Corporation Law.

          C. As authorized by Section 145 of the Delaware General Corporation Law and Article VI of the Company's By-laws, the Company maintains, on behalf of its directors and officers, insurance protection against certain liabilities arising out of the discharge of their duties, as well as insurance covering the Company for indemnification payments made to its directors and officers for certain liabilities. The premiums for such insurance are paid by the Company.

Item 16.  Exhibits

         The following is a list of exhibits filed as part of this Registration Statement.

Exhibit
Number    Description
------    -----------

5 Opinion of Morgan, Lewis & Bockius LLP regarding legality of the Company's Common Stock being registered.

23.1 Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5 hereto).

23.2      Consent of Arthur Andersen LLP.

24        Power of Attorney (included on signature pages to this Registration
          Statement).


Item 17.  Undertakings

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i) and (1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against a public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Blue Bell, Pennsylvania, on December 9, 1996.

                                IBAH, INC.



                                By:/s/ Geraldine A. Henwood
                                   ------------------------------
                                   Geraldine A. Henwood
                                   Chief Executive Officer


          Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

          EACH PERSON IN SO SIGNING ALSO MAKES, CONSTITUTES AND APPOINTS GERALDINE A. HENWOOD AND LEONARD F. STIGLIANO, AND EACH OF THEM ACTING ALONE, HIS OR HER TRUE AND LAWFUL ATTORNEY-IN-FACT, WITH FULL POWER OF SUBSTITUTION, TO EXECUTE AND CAUSE TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, ANY AND ALL AMENDMENTS AND POST-EFFECTIVE AMENDMENTS TO THIS REGISTRATION STATEMENT, WITH EXHIBITS THERETO AND OTHER DOCUMENTS IN CONNECTION THEREWITH, AND HEREBY RATIFIES AND CONFIRMS ALL THAT SAID ATTORNEY-IN-FACT OR HIS OR HER SUBSTITUTE OR SUBSTITUTES MAY DO OR CAUSE TO BE DONE BY VIRTUE HEREOF.


Signature                       Capacity                  Date
---------                       --------                  ----


/s/ Geraldine A. Henwood        Chief Executive Officer    December 9, 1996
----------------------------    and Director (principal
Geraldine A. Henwood            executive officer)


/s/ Leonard F. Stigliano        Chief Financial Officer    December 9, 1996
----------------------------    (principal financial and
Leonard F. Stigliano            accounting officer)


/s/ Winston J. Churchill        Chairman of the Board of   December 9, 1996
----------------------------    Directors
Winston J. Churchill


/s/ Ernst-Gunter Afting         Director                   December 9, 1996
----------------------------
Ernst-Gunter Afting, M.D.

/s/ Victor J. Bauer             Director                   December 9, 1996
----------------------------
Victor J. Bauer, Ph.D.


/s/ Edwin A. Bescherer, Jr.     Director                   December 9, 1996
----------------------------
Edwin A. Bescherer, Jr.


/s/ Martyn D. Greenacre         Director                   December 9, 1996
----------------------------
Martyn D. Greenacre


/s/ Judith L. Hardardt          Director                   December 9, 1996
----------------------------
Judith L. Hardardt


/s/ Sidney Jevons               Director                   December 9, 1996
----------------------------
Sidney Jevons, Ph.D.


/s/ Sandra Panem                Director                   December 9, 1996
----------------------------
Sandra Panem, Ph.D.


/s/ Richard L. Sherman          Director                   December 9, 1996
----------------------------
Richard L. Sherman, Esq.

                                 EXHIBIT INDEX

Exhibit                                                              Sequential
Number       Description                                            Page Number
-------      -----------                                            -----------

5 Opinion of Morgan, Lewis & Bockius LLP regarding legality of the Company's Common Stock being registered.

23.1 Consent of Morgan, Lewis & Bockius LLP (included in its opinion filed as Exhibit 5 hereto).

23.2         Consent of Arthur Andersen LLP.

24 Power of Attorney (included on signature pages to this Registration Statement).